Exhibit (a)(1)(B)
Form of E-mail/Letter to Eligible Employees and Consultants
Regarding Offer to Exchange
April 19, 2010
[Name]

[Address]
Subject: Quiksilver, Inc. Stock Option Exchange Offer – Response Required
PLEASE READ IMMEDIATELY. SHOULD YOU CHOOSE TO PARTICIPATE IN THIS PROGRAM, YOU MUST TAKE ACTION PRIOR TO 5:00 P.M., PACIFIC TIME, ON MAY 17, 2010. WE WOULD ALSO APPRECIATE IT IF YOU WOULD ACKNOWLEDGE YOUR RECEIPT OF THIS [E-MAIL/LETTER] IMMEDIATELY UPON RECEIPT.
Dear [Name]:
We are pleased to offer you this one-time voluntary opportunity to surrender eligible stock options with exercise prices significantly higher than the current market price of our common stock in exchange for a lesser amount of new stock options with a lower exercise price (the “Exchange Offer”). The number of new stock options granted will be determined according to exchange ratios based on the exercise prices of your surrendered stock options. The exchange ratios are explained in the enclosed “Offer to Exchange Certain Stock Options for New Stock Options” document (the “Offer to Exchange”). We encourage you to carefully read the Offer to Exchange, as well as the other offering materials contained in the Tender Offer Statement on Schedule TO (collectively, the “Offering Materials”) we filed today with the Securities and Exchange Commission (the “SEC”), all of which are being delivered to eligible employees and consultants and are available at the SEC’s website at  www.sec.gov. These materials will help you to fully understand the risks and benefits of this Exchange Offer and the terms and conditions of our offer. Whether or not to participate in the Exchange Offer is completely your decision. If you choose not to participate, you do not need to take any action and you will simply keep your eligible stock options with their current terms and conditions. We are under no obligation to contact you to confirm your election not to participate. The Exchange Offer opened at 12:01 a.m., Pacific Time, on Monday, April 19, 2010 and ends at 5:00 p.m., Pacific Time, on Monday, May 17, 2010, unless extended by us.
Eligibility:
Only eligible employees and consultants with eligible stock options can participate in the Exchange Offer. Eligibility criteria are explained in the enclosed Offer to Exchange. You are likely an eligible employee or consultant with eligible stock options by virtue of receiving this packet of information.
How to participate:
If you wish to participate in the Exchange Offer you must elect to participate by completing the Election Form you have been provided and mailing, faxing, e-mailing or otherwise delivering the form to Quiksilver, Inc., 15202 Graham Street, Huntington Beach, CA 92649 (Attn: Franco Trani), facsimile number (714) 889-5685, e-mail address stock.admin@quiksilver.com, prior to 5:00 p.m., Pacific Time, on May 17, 2010 (or, if the offer is extended, on the expiration date of the extended offer). The expiration deadline will be strictly enforced. Please note that no Election Forms will be accepted unless they are properly completed, signed and received by Quiksilver before the deadline, even if they are mailed, faxed, e-mailed or postmarked before the deadline. If you choose to participate in the Exchange Offer, your new stock options will be granted with an exercise price equal to the closing price of

[Name]
April ___, 2010

Quiksilver common stock on the new stock options grant date, which is expected to be the next business day after the expiration of the Exchange Offer (e.g., May 18, 2010 for a May 17, 2010 expiration date).
Withdrawal:
If you wish to withdraw from the Exchange Offer some or all of the stock options you previously elected to exchange or otherwise change your election, you may do so by submitting a new properly completed and signed Election Form. The deadline for submitting a withdrawal election is the same as the deadline for submitting an Election Form to participate, as discussed above. The last valid Election Form received prior to such deadline shall control.
You should carefully read the enclosed information, and you are encouraged to consult your own outside tax, financial and legal advisors as you deem appropriate before you make any decision whether to participate in the Exchange Offer. Participation involves risks that are discussed in the “Risk Factors” section of the Offer to Exchange. Quiksilver makes no recommendation as to whether you should participate in the Exchange Offer. You must make your own decision whether to participate. No one from Quiksilver is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.
If you have any questions about the Exchange Offer or how to participate, please contact Franco Trani, by e-mail at stock.admin@quiksilver.com, or by telephone at (714) 889-7113.

Warm regards,
Robert B. McKnight, Jr.

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